
September 8, 2010

Mr. Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3107 Fall Creek Highway
Granbury, TX 76049

> **Re: Great Spirits, Inc.
> Form 8-K
> Filed August 10, 2010
> File No. 000-52997**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General, page 3

1.   We note that Hallmark Resources, Inc. has a fiscal year end of December 31, while the company has a June 30 fiscal year end. We also note that the company has not reported a change in auditors to that of your accounting acquirer, Hallmark Resources, Inc., as is commonly the case in reverse recapitalization transactions. Please tell us, and disclose if appropriate, whether the company has or plans to change it's fiscal year or auditors.

2.   Please provide pro forma financial information required to be filed under Items 9.01(b)(1) and 9.01(c) for transactions reportable under Item 2.01.

3.   Please include a section describing the background of the share exchange transaction. Your disclosure should discuss the negotiations leading up to the agreement and the reasons why the parties chose this particular transaction. In addition, identify and explain the roles played by any individuals or entities involved in arranging or facilitating the

transaction. For example, we note that Mr. Leftwich both controlled the shell company and served on the board of Hallmark prior to the transaction. We also note that Hallmark entered into an agreement with New World Merchant Partners, LLC to provide financial and strategic advice with respect to the transaction. Disclose any material payments or benefits these parties received. Finally, file the agreement with New World Merchant Partners as an exhibit to the Form 8-K.

Business, page 4

Industry, page 6

4.   Please provide us with support for the industry statistics and data disclosed in this section.

Services, page 7

5.   Please identify your three PEO clients that account for approximately 75% of your gross billings. In addition, disclose what percentage of your net revenues these clients accounted for in your most recent fiscal period. Finally, file your PEO agreements with these clients as exhibits to your Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

Regulation, page 8

6.   We note your risk factors on pages 17 and 18 indicating that the PEO industry is subject to a complex regulatory environment and PEO and staffing businesses are heavily regulated in most jurisdictions. Please include more detailed disclosure regarding the regulatory environment in which you operate. Since most of your business appears to be concentrated in Texas and Alabama, you should provide disclosure specific to these jurisdictions.

Employees, page 9

7.   Please clarify the distinction between worksite employees and internal employees. Provide more information about Hallmark's internal employees. For example, explain whether the "2 internal administrative" employees are the CEO and Secretary identified elsewhere in the filing.

Risk Factors, page 10

8.   Please include risk factor disclosure regarding your lack of a full-time chief financial officer with public company experience and how this will impact your ability to comply with your obligations as a reporting company.

If Hallmark is unable to retain existing clients . . ., page 14

9.   In your MD&A Results of Operations disclosure, please explain why your retention rate decreased from 98% in 2008 to 30% in 2009. Discuss any specific events that contributed to this decrease.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

10.   Disclose the relative significance of client losses, on the one hand, and employee lay-offs at retained clients, on the other hand. Quantify the reduced number of worksite employees.

Liquidity and Capital Resources, page 29

11.   We note your belief that available resources and cash flow will be sufficient to meet anticipated operating cash needs for at least through the end of the current year. Please expand your disclosure to discuss the basis for this belief. Include specific disclosure identifying your available resources and explaining how you expect to generate cash flow. Also disclose and quantify your operating cash needs for the rest of the year.

12.   Provide a discussion of your plans to meet your liquidity needs beyond the end of this year. This discussion should disclose material capital requirements, the amount of external financing you believe the company will need to meet those requirements and continue operating and how you intend to achieve that financing. Although you reference Note 13 to the financial statements regarding Hallmark's plans to address the uncertainty about its ability to continue as a going concern, this Note only references the reverse merger transaction. Since it does not appear that the transaction has alleviated any concerns thus far, please provide additional disclosure here.

13.   Please provide expanded disclosure about the nature and terms of Hallmark's financing activities in recent periods.

Directors and Executive Officers, page 32

14.   For each director identified here, disclose the specific experience, qualifications, skills or attributes that led the company to appoint such person to the board. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

15.   Based on your financial statements and the notes thereto, it appears that Hallmark has engaged in several financing transactions with related parties. Please provide disclosure

with respect to these transactions and any other related party transactions. Refer to Item 404(d) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 37

16. Disclose the last reported sales price of the registrant's common stock on the OTC Bulletin Board.

Recent Sales of Unregistered Securities, page 38

17. Please provide the disclosure required by Item 701 of Regulation S-K about recent sales of unregistered securities within the past three years for both the registrant and Hallmark.

18. Disclose the number of Hallmark shareholders that received shares of the registrant in the share exchange transaction.

Item 9.01. Financial Statements and Exhibits, page 39

19. Please file a complete, executed version of the share exchange agreement as an exhibit to the Form 8-K. To the extent you intend to omit certain schedules in reliance on Item 601(b)(2) of Regulation S-K, please include a list of schedules and an agreement to furnish copies to the Commission upon request as required by that Item.

20. Please file the agreements or instruments related to your debt as exhibits to your Form 8-K. We note that you have several notes payable outstanding as well as a line of credit.

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

21. Please tell us, and in future filings have your auditors include in their report, the city and state in which they are headquartered.

Income Statement

22. The first line item appearing on your income statement should be your revenue, pursuant to 5-03.1 of Regulation S-X. Remove the line items "Gross billings" and "Less: Worksite employee payroll costs" from your income statement.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director